Mail Stop 3561

June 11, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Bruce S. Bozsum, Chairman
Mohegan Tribal Gaming Authority
One Mohegan Sun Boulevard
Uncasville, Connecticut 06382

      Re: Mohegan Tribal Gaming Authority
              Form 10-K for the fiscal year ended September 30, 2008
              Filed December 29, 2008
              File No. 033-80655

Dear Mr. Bozsum:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Linda Cvrkel
                    Branch Chief